UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
MedQuist Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
584949101
(CUSIP Number)
Peter A. Nussbaum, Esq.
S.A.C. Capital Advisors, L.P.
72 Cummings Point Road
Stamford, Connecticut 06902
(203) 890-2000
with a copy to:
Daniel Clivner, Esq.
Simpson Thacher & Bartlett LLP
1999 Avenue of the Stars
Los Angeles, California 90067
(310) 407-7500
with a copy to:
Clyde Swoger
CBaySystems Holdings Limited
2661 Riva Road, Building 800
Annapolis, Maryland 21401
(410) 940-6900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 30, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS CBay Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		26,085,086

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,085,086

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS CBaySystems Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS S.A.C. PEI CB Investment, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS S.A.C. PEI CB Investment GP, Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS S.A.C. Private Equity Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS S.A.C. Private Equity GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS S.A.C. Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	584949101

1	NAMES OF REPORTING PERSONS Steven A. Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,085,086

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

26,085,086

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,085,086

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

     Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 4 amends the Schedule 13D filed on August 18, 2008, as previously amended by Amendment No. 1 on November 5, 2008, Amendment No. 2 on April 24, 2009 and Amendment No. 3 on July 10, 2009, relating to shares of common stock, no par value per share, of MedQuist Inc., a New Jersey corporation (the “Issuer”).
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended to include the following:
          On October 1, 2010, the Issuer entered into a credit agreement with respect to a $225 million senior secured credit facility and on September 30, 2010, the Issuer entered into a note purchase agreement with respect to $85 million of senior subordinated notes (together, the “Refinancing”). In connection with the Refinancing, each of CBay Inc., as co-borrower and guarantor, and CBaySystems, as guarantor, granted a security interest in, and pledged its right, title and interest in, substantially all of its tangible and intangible assets as collateral, including its ownership interest in the Shares. The closing of the Refinancing and the payment by the Issuer of the special dividend (referenced below) are conditioned upon the satisfaction of various conditions set forth in the relevant documents. Copies of the credit agreement and note purchase agreement are attached hereto as Exhibits I and J, respectively and incorporated by reference herein. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the actual documents.
          The Issuer has announced that a portion of the proceeds from the Refinancing will be used to pay a one-time special cash dividend of $4.70 per share to all of its shareholders of record as of October 11, 2010. CBaySystems intends to use a portion of the proceeds it receives from the special dividend to repay all amounts due under the Convertible Note. On September 8, 2010, CBaySystems and KPE entered into a consent and amendment with respect to the Convertible Note to permit and facilitate the Refinancing and the early repayment of the Convertible Note. A copy of the consent and amendment is attached hereto as Exhibit G and incorporated by reference herein. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the consent and amendment.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended to include the following:
          On September 30, 2010, CBaySystems entered into an Exchange Agreement (the “Exchange Agreement”) with investors (the “Investors”) holding, in the aggregate, 4,777,159 shares of Common Stock (approximately 12.7% of the shares of Common Stock outstanding). Pursuant to the Exchange Agreement, the Investors agreed to exchange (the “Exchange”) their Common Stock for shares of CBaySystems at an exchange rate of 4.2459 CBaySystems shares per share of Common Stock, subject to certain adjustments as further detailed in the Exchange Agreement. The Exchange is subject to certain conditions, including CBaySystems receiving the necessary shareholder approvals for the transactions contemplated by the Exchange Agreement, the declaration of a one-time special cash dividend of $4.70 per share by the Issuer on or prior to October 7, 2010, the reincorporation of CBaySystems in Delaware, the net debt of each of CBaySystems and the Issuer not exceeding certain specified thresholds, the listing of CBaySystems shares on the NASDAQ Global Market, a U.S initial public offering of CBaySystems shares on or prior to January 31, 2011, and the Investors and certain of the Reporting Persons entering into a stockholders agreement with respect to shares of CBaySystems. A copy of the Exchange Agreement is attached hereto as Exhibit H and incorporated by reference herein. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Exchange Agreement. The shares of Common Stock subject to the Exchange Agreement are not included in the shares reported herein to be beneficially owned by the Reporting Persons.
          CBaySystems also intends to make an offer to all shareholders of the Issuer that are not parties to the Exchange Agreement to exchange their Common Stock for shares of CBaySystems. The terms of such exchange offer, if made, will be contained in filings to be made by CBaySystems with the Securities and Exchange Commission. Depending on the outcome of any such exchange offer, the Common Stock may be delisted from the NASDAQ Global Market.
Item 7. Material to Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and restated as follows:
     1. Schedule I. Information with respect to directors and executive officers of CBay Inc., CBaySystems Holdings Limited and S.A.C. PEI CB Investment GP, Limited
     2. Exhibit A. Joint Filing Agreement, dated as of August 18, 2008, by and among CBay Inc., CBaySystems Holdings Limited, S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment GP, Limited, S.A.C. Private Equity Investors, L.P., S.A.C. Private Equity G.P., L.P., S.A.C. Capital Management, LLC and Steven A. Cohen (previously filed with the original Schedule 13D)
     3. Exhibit B. Stock Purchase Agreement, dated as of May 21, 2008, by and among CBaySystems Holdings Limited, CBay Inc. and Koninklijke Philips Electronics N.V. (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by Koninklijke Philips Electronics N.V. with respect to the Issuer on May 22, 2008) (previously filed with the original Schedule 13D)
     4. Exhibit C. 6.00% Convertible Senior PIK Note due 2015, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on August 6, 2008 (previously filed with the original Schedule 13D)
     5. Exhibit D. Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on August 6, 2008 (previously filed with the original Schedule 13D)
     6. Exhibit E. Amended and Restated Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on November 4, 2008 (previously filed with Amendment No. 1 to the original Schedule 13D)
     7. Exhibit F. Second Amended and Restated Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on April 21, 2009 (previously filed with Amendment No. 2 to the original Schedule 13D)
     8. Exhibit G. Consent and Amendment, dated as of September 8, 2010, among Koninklijke Philips Electronics N.V., CBay Inc. and CBaySystems Holdings Limited
     9. Exhibit H. Exchange Agreement, dated as of September 30, 2010, by and between CBaySystems Holdings Limited and the investors party thereto
     10. Exhibit I. Credit Agreement, dated October 1, 2010, by and among CBay Inc., MedQuist Inc., MedQuist Transcriptions, Ltd., CBaySystems Holdings Limited, the lenders and letter of credit issuers from time to time party thereto, General Electric Capital Corporation, as administrative agent and collateral agent, and the other agents party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 6, 2010)
     11. Exhibit J. Senior Subordinated Note Purchase Agreement, dated September 30, 2010, by and among CBay Inc., CBaySystems Holdings Limited, MedQuist Inc., MedQuist Transcriptions, Ltd., Blackrock Kelso Capital Corporation, PennantPark Investment Corporation, Citibank, N.A. and THL Credit, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 6, 2010)

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2010 CBAY INC.
By:	/s/ Clyde Swoger
	Name:	Clyde Swoger
	Title:	Chief Financial Officer

CBAYSYSTEMS HOLDINGS LIMITED
By:	/s/ Clyde Swoger
	Name:	Clyde Swoger
	Title:	Chief Financial Officer

S.A.C. PEI CB INVESTMENT, L.P.
By: S.A.C. PEI CB Investment GP, Limited, its general partner

By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Signatory

S.A.C. PEI CB INVESTMENT GP, LIMITED
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Signatory

S.A.C. PRIVATE EQUITY INVESTORS, L.P.

By: S.A.C. Private Equity GP, L.P., its general partner

By: S.A.C. Capital Management, LLC, its general partner

By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Signatory

S.A.C. PRIVATE EQUITY GP, L.P.
By: S.A.C. Capital Management, LLC, its general partner

By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Signatory

S.A.C. Capital Management, LLC
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Signatory

STEVEN A. COHEN
By:	/s/ Peter Nussbaum
	Name:	Peter Nussbaum
	Title:	Authorized Signatory

Exhibit Index

Exhibit No.	Description
1	Schedule I. Information with respect to directors and executive officers of CBay Inc., CBaySystems Holdings Limited and S.A.C. PEI CB Investment GP, Limited

2	Exhibit A. Joint Filing Agreement, dated as of August 18, 2008, by and among CBay Inc., CBaySystems Holdings Limited, S.A.C. PEI CB Investment, L.P., S.A.C. PEI CB Investment GP, Limited, S.A.C. Private Equity Investors, L.P., S.A.C. Private Equity G.P., L.P., S.A.C. Capital Management, LLC and Steven A. Cohen (previously filed with the original Schedule 13D)

3	Exhibit B. Stock Purchase Agreement, dated as of May 21, 2008, by and among CBaySystems Holdings Limited, CBay Inc. and Koninklijke Philips Electronics N.V. (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by Koninklijke Philips Electronics N.V. with respect to the Issuer on May 22, 2008) (previously filed with the original Schedule 13D)

4	Exhibit C. 6.00% Convertible Senior PIK Note due 2015, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on August 6, 2008 (previously filed with the original Schedule 13D)

5	Exhibit D. Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on August 6, 2008 (previously filed with the original Schedule 13D)

6	Exhibit E. Amended and Restated Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on November 4, 2008 (previously filed with Amendment No. 1 to the original Schedule 13D)

7	Exhibit F. Second Amended and Restated Promissory Note, issued by CBay Inc. to Koninklijke Philips Electronics N.V. on April 21, 2009 (previously filed with Amendment No. 2 to the original Schedule 13D)

8	Exhibit G. Consent and Amendment, dated as of September 8, 2010, among Koninklijke Philips Electronics N.V., CBay Inc. and CBaySystems Holdings Limited

9	Exhibit H. Exchange Agreement, dated as of September 30, 2010, by and between CBaySystems Holdings Limited and the investors party thereto

10	Exhibit I. Credit Agreement, dated October 1, 2010, by and among CBay Inc., MedQuist Inc., MedQuist Transcriptions, Ltd., CBaySystems Holdings Limited, the lenders and letter of credit issuers from time to time party thereto, General Electric Capital Corporation, as administrative agent and collateral agent, and the other agents party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 6, 2010)

11	Exhibit J. Senior Subordinated Note Purchase Agreement, dated September 30, 2010, by and among CBay Inc., CBaySystems Holdings Limited, MedQuist Inc., MedQuist Transcriptions, Ltd., Blackrock Kelso Capital Corporation, PennantPark Investment Corporation, Citibank, N.A. and THL Credit, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 6, 2010)